Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

AT&T Acquisition Customer-Facing Messages and Q&A

Updated 4/20/05

Important Reminders for Sales Employees:

1.     The federal antitrust laws have two requirements that govern the relationship between merging parties during the period prior to merger closing. First, SBC and AT&T remain two independent and separate companies with our own business plans, objectives and decision-making process. Thus, pre-closing, SBC should not seek to control AT&T’s business. Second, SBC and AT&T remain actual and potential competitors. Accordingly, you may not discuss or enter into any anticompetitive “agreement” with respect to commercially sensitive topics such as price and marketing plans. For further details, see the “do’s” and “don’ts” that are intended to provide general guidance to SBC employees to ensure compliance with these requirements in the document titled “AT&T Acquisition Background for Sales Teams” available on Sales One.

2.               All public information related to the acquisition is available at the following Web site:  http://sbc.merger-news.com/.  Visit this site for all available details and updates on the merger approval process.

3.               The merger will be reviewed by the Department of Justice, the Federal Communications Commission, some state public service commissions, and a few foreign countries.  The merger is expected to close in early 2006.

4.               The following message points and Q&A are designed to assist you in responding to questions you receive from customers regarding the planned acquisition of AT&T.  The messages and Q&A below should be used for your reference during verbal discussions with customers.

Key Themes

•                  The merger is driven by evolving customer demand.

•                  The merger will result in key customer benefits.

•                  There are strong advantages to working with SBC companies now.

Key Messages and Proof Points

Large business and government customers are demanding advanced technology and consistent, quality service on nationwide and global scales.  SBC companies are committed to leading the telecommunications industry’s evolution to address these needs.

•                  Recently announced mergers, including SBC and AT&T as well as Verizon and MCI, demonstrate that the telecommunications industry is taking the logical next step in its evolution to meet changing customer demands and expectations.

•                  To effectively meet more sophisticated business customer demands, telecom companies are combining to create the needed size, scale and product scope.

•                  The planned AT&T acquisition is a key development in an ongoing SBC initiative to lead the industry’s evolution to advanced, managed, IP-based services.

•                  Until the merger closure, both companies will remain separate and independent companies, as well as competitors.

SBC’s planned acquisition of AT&T is a positive development for customers.

•                  The merger will create a stronger, broader company with a new class of services and capabilities.  The new company will be in an ideal position to serve the needs of both consumers and business customers.

•                  The combined company will be a stronger, more effective, more responsive and more innovative company.  We will be better able to meet the needs and demands of consumers and business customers.  The combined company will have:

•                  Robust, high-quality network assets both in the United States and around the globe, and complementary expertise and capabilities.

•                  Resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based communications services.

•                  Capacity to provide services with the high levels of reliability and customer service that have long been the hallmark of both companies.

•                  Together, SBC and AT&T will be better positioned for success and leadership within a rapidly changing industry, setting the standard for transition from legacy technologies to advanced, next-generation IP networks and services.

•                  As we work to integrate our networks following the merger approval, we are committed to working with you to ensure any changes affecting your services are beneficial.

•                  We will remain committed to honoring our service level agreements and helping customers manage their networks for diversity and survivability.

During the merger approval process, SBC companies remain absolutely committed to delivering the latest technologies along with best-in-class service, reliability, and support.  SBC customers can be confident that they have chosen a provider with the right strategy to most effectively meet their communications needs on an ongoing basis.

•                  SBC companies today deliver a full range of voice, data, networking, e-business, directory publishing and advertising and related services serving businesses, consumers and other telecommunications providers.  SBC holds a 60 percent ownership interest in the largest U.S. wireless company, Cingular Wireless, with more than 49.1 million customers.

•                  SBC companies can and do provide a range of services for enterprise customers today.  Post-merger, we will work directly with these customers to ensure that they’re able to take full advantage of new services and capabilities.

•                  SBC and AT&T infrastructures are complementary.  Post-merger, the combined company will be able to deliver a new class of sophisticated national and global telecom systems – customized and managed to their specifications.  In the meantime, SBC offers key strengths in local voice and data connectivity as well as long distance services for many enterprise customers.

•                  For enterprise customers with a majority of locations within the SBC footprint, we can offer powerful competitive differentiators today.

New Q&A Added 6/7/05

Q:                                  I’ve seen news reports speculating that AT&T networks and services will form the foundation for much of the combined company’s portfolio.  Why should I consider switching to SBC services now, when I may have to switch again after the merger is completed?

A:                                   The integration of the AT&T and SBC Local and Long Distance networks and service offerings will provide customers with best-in-class network solutions. The networks are very complementary in their architecture, hardware, and operating systems. SBC brings robust local access, metro area optical and IP networking solutions.   AT&T brings a robust IP-based backbone network and increased network coverage nationally and globally. Customers can rest assured that the integration of both networks will have minimal impact on their services given the complementary nature of these assets and the strong customer focus of both organizations.

While we cannot comment on specific integration or product roadmaps, what I can tell you is that we are going to adopt the best products of both companies, period.  There will be no sacred cows…only what will best meet our customers’ needs.  Our top priority will be to make this integration process seamless and beneficial for customers.  In the meantime, customers should feel confident moving forward with the solution that best meets their needs.

New Q&A Added 3/22/05

Q:           How will billing integration be assured?

A:                                   It’s too soon to speculate on how the integration process might unfold.  Rest assured, however, that we intend to continue providing high-quality, reliable service and honoring SLA commitments throughout this process.

Q:                                  My AT&T rep has been making statements and promises regarding the merger.  Can you confirm these details?

A:                                   Absolutely not.  SBC and AT&T today are separate companies and strong competitors for your business.  If you work with both companies today, you must continue to work separately with both of them until the merger is complete.  Any comments or promises made contrary to this are inaccurate and inappropriate.

New Q&A Added 2/22/05

Q:           If I implement national data or voice networks with SBC companies this year, will I have to transition my networks after the merger?

A:            Upon merger closure, the two companies’ networks, which are complementary, will be integrated, creating a stronger, more robust and efficient network with local, national and international reach.  We are committed to working with customers to deliver the services and solutions that best meet their needs.

It’s important to remember that today, SBC companies use multiple providers to deliver the best end-to-end services – and network transitions occur if new benefits or synergies arise.  We are accustomed to working with customers to offer the services that best meet their needs – and to ensure that network changes affecting their services are mutually beneficial.  We will continue this approach after the merger closes.

Q:           I recently chose SBC companies to diversify my company’s network providers.  If the merger happens, will I potentially lose network diversity?

A:            We are absolutely committed to helping our customers maintain network diversity and survivability.  The merger will in no way affect our ability to provide diverse network connections for customers on a local level to maximize survivability and reliability.  Maintaining diversity options is a top priority, as is honoring any and all service level agreements.

Q:           I am an existing SBC customer who is interested in purchasing a diverse network today.  Rather than go with AT&T, can I buy from SBC companies today to access the AT&T network?

A:            No.  Until the merger is complete, we must operate in a business-as-usual fashion.  We do not resell AT&T services.

Q:           I had problems with the AT&T network and switched to the SBC network for better service quality.  Can I be assured that my traffic will remain on the SBC network after the merger?

A:            Upon merger closure, we will integrate both companies’ networks, which are complementary; to create a stronger, more robust and efficient network with local, national and international reach and backed by best-in-class service and support.  We intend to continue providing high-quality, reliable service and honoring SLA commitments throughout this process.

It’s important to note that while the two companies’ backbone networks will be combined upon merger closure, we will continue to provide diverse local connectivity options to this backbone to ensure maximum survivability and reliability.

Q:           Once the merger closes, how long will integration take, and how will I be affected by the process?

A:            It’s too soon to speculate on how the integration process might unfold.  Rest assured, however, that we intend to continue providing high-quality, reliable service and honoring SLA commitments throughout this process.

Q:           After the merger, how will you determine which account team serves me moving forward.  Do I have a say?

A:            It’s too soon to speculate on how the integration process might unfold.  Rest assured, however, that we intend to continue providing high-quality, reliable service and honoring SLA commitments throughout this process.

Q:           What is your relationship with WilTel?

A:            We signed a strategic alliance agreement with WilTel in 1999 in anticipation of receiving regulatory approval to provide long distance service.  Under that agreement, WilTel carries much of the SBC long distance voice traffic.

Q:           What happens to your agreement with WilTel when your acquisition of AT&T is complete?

A:            We’re currently evaluating how we will maximize our investment in AT&T in light of the requirements of that agreement.

Q:           Do you even need WilTel with AT&T’s global and national network? And what happens to the national network SBC has been building?

A:            We will continue to evaluate all opportunities to provide the highest quality, most advanced services to our customers at competitive prices.  Obviously, our proposed acquisition of AT&T would be a major step toward achieving those goals.

Q:           Will SBC companies struggle with two merger integrations at the same time, with Cingular still integrating with AT&T Wireless?

A:            The Cingular-AT&T Wireless integration is not at all related to the proposed SBC-AT&T merger, and the two efforts will not have a direct impact on each other.

Q:           How will back-office systems like billing, customer support, pricing and management reporting change?

A:            It’s too soon to speculate on specifics like this.  Rest assured, however, that we intend to continue providing high-quality, reliable service, and that includes a strong focus on back-office and support systems.

Q:           What is the SBC position on the planned Verizon-MCI merger?

A:            The announcement is additional confirmation that the telecommunications industry is taking the logical next step in its evolution. Companies that want to compete coast-to-coast and around the world are combining to create the size, scale and product scope needed to be effective. SBC will continue to lead this transformation, and customers will be the winners.

Additional Q&A to Assist with Customer Questions

Q:           Isn’t this an anti-competitive move that will hurt customers and limit choices?

A:            No.  This is a merger of complementary companies.  It unites AT&T’s business and enterprise strengths with SBC’s consumer and small business strengths.  It will provide customers with more and broader choices, not fewer.

Q:           How will this affect me? Do I need to do anything?

A:            No, you don’t need to do anything at this point. Whatever services you have from either company will continue to be provided and are not affected by this announcement.

Q:           I’m an SBC stockholder. I don’t like this plan.

A:            SBC believes this merger will create a strong, financially secure company that will be good for stockholders like you.  I would suggest you direct any other questions or concerns about your stock ownership to Investor Relations, which you can reach via our Web site, www.sbc.com/investor_relations.

Q:           What affect will this have on prices for services?

A:            Today’s announcement will not have any immediate impact on pricing.  We will continue to provide highly competitive pricing and service offers.

Q:           Can you help me coordinate with AT&T?

A:            No.  SBC and AT&T today are separate companies and strong competitors.  If you work with both companies today, you must continue to work separately with both until the merger is complete.

Q:           How will the acquisition affect SBC dealings with vendors?

A:            We have very strong relationships with a range of telecom equipment vendors, systems integrators and other suppliers.  We certainly anticipate that these strong vendor relationships will continue.

Q:           Why should I move from AT&T to SBC?

A:            We have a great deal to offer customers within our sweet spot, regardless of the competition.  (Note: The “Why SBC” overview presentation and other materials on Sales One outline key differentiators among SBC and its competitors.)

Q:           What changes am I likely to experience at the time of the merger?

A:            Both companies will continue to provide seamless service.  Over time, you will be able to take advantage of the benefits of the integrated company.

Q:           If I have AT&T for LD and SBC for voice or data, will I get a consolidated bill or a package discount?

A:            SBC and AT&T today are separate companies and strong competitors.  If you’re looking for consolidated services and a single bill, I can provide details on SBC Long Distance packages available today.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.